UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 333-191564

BOSTON CARRIERS, INC.

(Name of Registrant)

29 Karneadou Str., Athens 10675 Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Copies to:

Marc J. Ross, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

Telephone: (212) 930-9700

BOSTON CARRIERS, INC.

Boston Carriers, Inc. becomes a Foreign Private Issuer.

On June 30, 2016, which was the last business day of the registrant’s second quarter, Boston Carriers, Inc. (the “Company”), determined that it would qualify as a Foreign Private Issuer, as that term is defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended, beginning on July 1, 2016. As a result, the Company will no longer file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K. Instead, it will file its annual report on Form 20-F and reports of foreign private issuers on Form 6-K.

The Company files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of the Company are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Company and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Company’s prior filings with the SEC and its reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOSTON CARRIERS, INC.

Date: July 5, 2016	By: /s/ Antonios Bertsos Antonios Bertsos Chief Executive Officer